TSX, NYSE - HBM 2020 No. 22

News Release

Hudbay Announces Third Quarter 2020 Results

Toronto, Ontario, November 3, 2020 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today released its third quarter 2020 financial results. All amounts are in U.S. dollars, unless otherwise noted.

Third Quarter Operating and Financial Results

  Delivered a solid operating quarter with steady production and cost performance from the Manitoba and Peru operations, including an increase in copper production over the first two quarters of 2020 and strong gold production driven by increased gold grades at Lalor.
  Third quarter net loss was $24.0 million or $0.09 per share. Third quarter adjusted net loss[i] per share was $0.10 and adjusted EBITDAi was $96.1 million.
  Operating cash flow before change in non-cash working capital increased to $84.4 million in the third quarter of 2020, from $29.5 million in the second quarter of 2020, due to higher realized prices and increased sales volumes at Constancia after the successful ramp up to full production.
  Cash and cash equivalents increased during the third quarter to $449.0 million as at September 30, 2020 as a result of the net proceeds received from the refinancing of the 2023 notes and cash generated from operations, partially offset by capital investments in the New Britannia refurbishment project and the company's Peru business and interest payments.

On Track to Achieve Annual Guidance

  Owing to the outstanding performance from the Manitoba operations during the first three quarters of 2020, and the steady operations at Constancia since the eight-week suspension earlier this year, Hudbay continues to expect to meet all production, consolidated sustaining capital expenditures and unit cost guidance for 2020, despite ongoing COVID-19 operating challenges.
  Fourth quarter 2020 production and sales volumes in Manitoba will be impacted by the production interruption at the 777 mine. With the implementation of production mitigation plans, the company continues to expect to achieve full year guidance for Manitoba.

Executing on Growth Initiatives

  The New Britannia gold mill refurbishment project is ahead of schedule and within budget, with detailed engineering approximately 99% complete and construction activities approximately 45% complete. Commissioning of the gold plant is expected in mid-2021, three months earlier than originally planned.
  Early mining of the gold zone at Lalor is well-underway with underground development in the gold rich lenses advancing ahead of schedule in preparation for the mid-2021 ramp up of New Britannia. The New Britannia gold mill is expected to increase average annual gold production from Lalor to over 150,000 ounces commencing in 2022.
  Successfully advanced individual land-user agreements at Pampacancha with 79% of the land turned over to Hudbay as of September 30, 2020 (as compared to approximately 33% as of June 30, 2020).

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  Constancia North follow-up drilling continues to intersect porphyry and skarn mineralization north of the Constancia pit, including one intersection of 78.6 metres grading 1.39% copper, 305 grams per tonne molybdenum, 0.43 grams per tonne gold and 16.0 grams per tonne silver.
  Completed offering of $600.0 million of 6.125% senior notes due 2029 and redeemed all of the outstanding $400.0 million of 7.250% senior notes due 2023.

"We continue to be pleased with the team's ability to maintain strong operating and financial performance while executing on our growth initiatives," said Peter Kukielski, President and Chief Executive Officer. "Our Peru operations have been successfully running at full capacity after having been temporarily suspended in the second quarter due to government-imposed COVID-19 restrictions, and we have maintained positive momentum at Pampacancha. Our Manitoba operations had the best quarterly cost performance in the last two years, demonstrating our focus on continuous improvement initiatives and cost control. The New Britannia project is on budget and ahead of schedule with first gold production expected three months earlier in 2021 than originally planned. The 777 skip incident was an unfortunate event but we are grateful all underground personnel were safely evacuated and we are hopeful the repairs will be completed quickly. We are proud of our team's achievement of several significant milestones while adapting to the ever-changing COVID-19 environment and focus on keeping our workforce and communities safe during this pandemic."

Summary of Third Quarter Results

Consolidated copper production in the third quarter of 2020 was 25,395 tonnes, a 41% increase from the second quarter of 2020, primarily as a result of the successful ramp up at Constancia after the eight-week temporary suspension from mid-March to mid-May. Consolidated gold production decreased by 10% compared to the second quarter of 2020 due to lower production from Manitoba as a result of the planned maintenance at the Lalor mine in the third quarter and the record quarterly gold production achieved in the second quarter in Manitoba. Consolidated zinc production in the third quarter was in line with the second quarter of 2020.

In the third quarter of 2020, consolidated cash cost per pound of copper produced, net of by-product creditsi, was $0.65, higher than the second quarter of 2020 when cash costs, net of by-product credits, were more heavily impacted by the lower cash costs in Manitoba due to the temporary Peru suspension. Incorporating sustaining capital, capitalized exploration, royalties, selling, administrative and regional costs, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product creditsi, in the third quarter of 2020 was $2.25, higher than the prior quarter due to the same factors affecting cash costs, and higher sustaining capital expenditures.

Cash generated from operating activities in the third quarter of 2020 increased to $77.9 million compared to $31.4 million in the second quarter of 2020. Operating cash flow before change in non-cash working capital was $84.4 million during the third quarter of 2020, reflecting an increase of $54.9 million compared to the second quarter of 2020. The increase in operating cash flow is primarily the result of increased sales volumes at Constancia due to the ramp up to full production after the temporary suspension, lower operating costs in Manitoba and improved commodity prices.

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Net loss and loss per share in the third quarter of 2020 were $24.0 million and $0.09, respectively, compared to a net loss and loss per share of $51.9 million and $0.20, respectively, in the second quarter of 2020. During the third quarter of 2020, Hudbay recorded a non-cash adjustment on streaming revenues due to an amendment to the 777 mine plan leading to fewer inferred resources expected to be mined than previously planned as the mine nears its expected closure in 2022. The increased deferred revenue drawdown rate, which is recalculated back to the inception of the stream, resulted in a positive pre-tax non-cash earnings impact of approximately $14.1 million. This was partially offset by $7.3 million in costs primarily relating to the call premium paid to redeem all of the outstanding $400.0 million of 7.25% senior unsecured notes due 2023 (the "Redeemed Notes") and a $3.8 million write-down of unamortized transaction costs related to the Redeemed Notes and the company's revolving credit facilities, which were restructured during the quarter.

Adjusted net lossi and adjusted EBITDAi in the third quarter of 2020 were $25.4 million, or $0.10 per share, and $96.1 million, respectively, after adjusting for the call premium paid on the Redeemed Notes, the write-down of unamortized transaction costs related to the Redeemed Notes and amended credit facilities, and the non-cash adjustment on streaming revenues. This compares to an adjusted net loss and adjusted EBITDA of $51.9 million, or $0.15 per share, and $49.1 million, respectively, in the second quarter of 2020. The increase in adjusted EBITDA in the third quarter of 2020 was primarily due to increased sales volumes in Peru after the successful mine ramp up, lower operating costs in Manitoba and higher realized prices, partially offset by lower sales volumes in Manitoba.

Financial Condition ($000s)	Sep. 30, 2020	Jun. 30, 2020	Dec. 31, 2019
Cash and cash equivalents	449,014	391,136	396,146
Total long-term debt	1,175,104	988,418	985,255
Net debt[1]	726,090	597,282	589,109
Working capital	403,441	260,672	271,284
Total assets	4,590,688	4,498,892	4,461,057
Equity	1,684,464	1,706,303	1,848,123

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

Consolidated Financial Performance		Three Months Ended
		Sep. 30, 2020	Jun. 30, 2020	Sep. 30, 2019
Revenue	$000s	316,108	208,913	291,282
Cost of sales	$000s	276,830	221,567	260,327
Earnings (loss) before tax	$000s	(23,944)	(74,604)	(348,367)
Earnings (loss)	$000s	(23,955)	(51,901)	(274,796)
Basic and diluted earnings (loss) per share	$/share	(0.09)	(0.20)	(1.05)
Adjusted earnings (loss) per share[1]	$/share	(0.10)	(0.15)	(0.09)
Operating cash flow before change in non-cash working capital	$ millions	84.4	29.5	71.2
Adjusted EBITDA[1]	$ millions	96.1	49.1	76.2

[1] Adjusted loss per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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Consolidated Operational Performance		Three Months Ended
		Sep. 30, 2020	Jun. 30, 2020	Sep. 30, 2019
Contained metal in concentrate produced[1]
Copper	tonnes	25,395	18,026	36,422
Gold	ounces	29,277	32,614	28,319
Silver	ounces	671,685	580,817	924,191
Zinc	tonnes	30,570	31,222	28,639
Molybdenum	tonnes	392	124	262
Precious metals[2]	ounces	36,824	39,140	41,522
Payable metal in concentrate sold
Copper	tonnes	25,903	15,951	29,916
Gold	ounces	30,605	30,590	25,488
Silver	ounces	705,495	541,785	756,296
Zinc[3]	tonnes	26,520	27,604	29,140
Molybdenum	tonnes	313	120	334
Precious metals[2]	ounces	38,532	36,677	36,292
Cash cost[4]	$/lb	0.65	0.29	0.71
All-in sustaining cash cost[4]	$/lb	2.25	1.91	1.69

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

3 Includes refined zinc metal sold.

4 Cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

TSX, NYSE - HBM 2020 No. 22

Peru Operations Review

		Three Months Ended
		Sep. 30, 2020	Jun. 30, 2020	Sep. 30, 2019
Ore mined[1]	tonnes	8,455,668	2,775,286	8,413,367
Copper	%	0.31	0.34	0.44
Gold	g/tonne	0.03	0.04	0.05
Silver	g/tonne	2.55	2.90	3.93
Molybdenum	%	0.02	0.02	0.02
Ore milled	tonnes	7,480,655	4,355,482	8,240,344
Copper	%	0.33	0.34	0.44
Gold	g/tonne	0.03	0.04	0.04
Silver	g/tonne	2.68	3.04	3.76
Molybdenum	%	0.02	0.01	0.02
Copper recovery	%	83.3	76.6	86.0
Gold recovery	%	51.6	43.4	48.3
Silver recovery	%	66.7	59.6	68.9
Molybdenum recovery	%	30.4	19.9	20.2
Contained metal in concentrate
Copper	tonnes	20,803	11,504	31,091
Gold	ounces	3,333	2,311	5,565
Silver	ounces	430,208	253,687	686,258
Molybdenum	tonnes	392	124	262
Precious metals[2]	ounces	8,167	5,161	15,369
Payable metal sold
Copper	tonnes	21,654	9,023	25,314
Gold	ounces	3,753	1,317	3,858
Silver	ounces	433,595	242,519	529,139
Molybdenum	tonnes	313	120	334
Combined unit operating cost[3],4	$/tonne	9.85	7.77	8.63
Cash cost[4]	$/lb	1.54	1.31	1.06
Sustaining cash cost[4]	$/lb	2.29	1.84	1.53

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit cost, cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

The Constancia team has demonstrated strong operating performance in an environment of strict COVID-19 measures and controls. Hudbay works collaboratively with the health authorities to ensure its workforce and partners adhere to the company's COVID-19 protocols while continuing to operate safely and efficiently.

During the quarter, the Constancia mine produced 20,803 tonnes of copper, 8,167 ounces of precious metals and 392 tonnes of molybdenum. Production results were significantly higher than the second quarter of 2020 as a result of the ramp-up to full production after the temporary suspension of operations until mid-May.

TSX, NYSE - HBM 2020 No. 22

The ramp-up also resulted in a significant increase in ore milled during the third quarter at Constancia compared to the second quarter of 2020. Compared to the same period in 2019, ore milled was 9% lower due to a deferred plant maintenance shutdown in August, which typically occurs in the second and fourth quarters, as previously disclosed, as well as lower throughput caused by increased ore hardness. Milled copper grades in the third quarter were slightly lower than the second quarter of 2020, in line with the mine plan. Copper recoveries in the third quarter were higher than the second quarter of 2020 due to the processing of stockpile ore after the mill ramp-up in the second quarter.

Combined mine, mill and G&A unit operating costsi in the third quarter of 2020 were higher than the second quarter of 2020, primarily due to abnormally low operating costs during the second quarter as a result of the processing of stockpile ore after the mill ramp up. Unit operating costs in the quarter were within the guidance range for 2020.

Peru's cash cost per pound of copper produced, net of by-product credits, for the three months ended September 30, 2020 was $1.54, higher than the previous quarter primarily due to higher operating costs, as described above, and lower grades. Peru's sustaining cash cost per pound of copper produced, net of by-product credits, for the three months ended September 30, 2020 also increased compared to the prior quarter primarily due to the same factors affecting cash cost as well as accelerated sustaining capital spending following a full ramp up of operations to normal levels in early July 2020 at Constancia.

Production of all metals and unit operating costs at Constancia are expected to be in line with the revised full year guidance for 2020 that was released with second quarter results.

TSX, NYSE - HBM 2020 No. 22

Manitoba Operations Review

		Three Months Ended
		Sep. 30, 2020	Jun. 30, 2020	Sep. 30, 2019
Lalor ore mined	tonnes	357,213	407,408	346,456
Copper	%	0.66	0.77	0.68
Zinc	%	5.98	6.05	6.16
Gold	g/tonne	2.28	2.64	2.21
Silver	g/tonne	21.23	28.40	25.56
777 ore mined	tonnes	264,905	281,890	273,319
Copper	%	0.98	1.72	1.33
Zinc	%	3.95	4.13	3.01
Gold	g/tonne	2.01	1.91	1.63
Silver	g/tonne	24.25	25.73	15.42
Stall Concentrator:
Ore milled	tonnes	335,739	334,601	318,539
Copper	%	0.68	0.76	0.64
Zinc	%	6.11	6.16	6.22
Gold	g/tonne	2.35	2.70	2.12
Silver	g/tonne	22.08	28.72	25.16
Copper recovery	%	84.0	86.6	84.4
Zinc recovery	%	92.7	92.4	91.8
Gold recovery	%	57.4	62.3	54.3
Silver recovery	%	57.5	62.1	57.4
Flin Flon Concentrator:
Ore milled	tonnes	322,156	324,906	331,216
Copper	%	0.99	1.52	1.22
Zinc	%	4.07	4.41	3.64
Gold	g/tonne	1.99	1.99	1.74
Silver	g/tonne	24.01	25.56	17.36
Copper recovery	%	83.9	87.3	89.1
Zinc recovery	%	87.9	84.9	86.7
Gold recovery	%	55.3	58.6	59.1
Silver recovery	%	42.0	50.7	48.7
Total contained metal in concentrate
Copper	tonnes	4,592	6,522	5,331
Zinc	tonnes	30,570	31,222	28,639
Gold	ounces	25,994	30,303	22,754
Silver	ounces	241,477	327,130	237,933
Precious metals[1]	ounces	28,657	33,979	26,153
Total payable metal sold
Copper	tonnes	4,249	6,928	4,602
Zinc[2]	tonnes	26,520	27,604	29,140
Gold	ounces	26,852	29,273	21,630
Silver	ounces	271,900	299,266	227,157
Combined unit operating cost[3,4]	C$/tonne	126	135	130
Cash cost[4]	$/lb	(3.41)	(1.52)	(1.31)
Sustaining cash cost[4]	$/lb	0.83	1.15	2.15

TSX, NYSE - HBM 2020 No. 22

1 Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

2 Includes refined zinc metal sold and payable zinc in concentrate sold.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled.

4 Combined unit cost, cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

The Manitoba business unit had solid operating performance across the mines, mills and zinc plant during the third quarter. In the face of the ongoing COVID-19 pandemic, the controls that were developed in the early part of the year have been maintained and the company's health and safety committees have continued to work collaboratively with local health units with a focus on keeping employees and communities safe.

Production during the quarter included 30,570 tonnes of zinc, 4,592 tonnes of copper and 28,657 ounces of precious metals. Production results were slightly lower compared to the previous quarter primarily due to lower head grades and planned maintenance at the Lalor mine during the third quarter.

Operational performance during the third quarter at both Lalor and 777 was strong, with ore production generally in line with the same period in 2019 and grades at both mines remaining in line with the mine plan. At Lalor, a two-week planned maintenance program was completed on schedule, and the company achieved a third quarter production rate averaging 4,600 tonnes per day outside of the maintenance period. The 777 mine maintained consistent and stable performance during the third quarter as it approaches its planned closure in 2022.

Operational readiness activities in support of the early start-up of New Britannia are on track, including ensuring that a sufficient and consistent volume of gold ore will be available. Underground development at Lalor in gold-rich lenses 25 and 27 is advancing ahead of schedule in preparation for the mid-2021 start-up of New Britannia, which is three months earlier than originally planned. Mining of the first stope in lens 27 was completed in September and the trend of increased precious metal production from Lalor is expected to continue.

At the Stall concentrator, ore processed during the third quarter of 2020 was in line with the second quarter, as both periods had planned outages for capital upgrades. Although lower than the first half of 2020, the trend of improved gold recoveries has continued compared to the same periods in 2019 due to improved ore characteristics and numerous operational improvement projects implemented at the Stall mill. At the Flin Flon concentrator, ore processed during the third quarter slightly decreased by 1% compared to the second quarter.

Combined mine, mill and G&A unit operating costs in the third quarter decreased by 7% compared to the second quarter of 2020 primarily due to lower operating costs. Manitoba's combined unit costs are expected to be within the guidance range for the full year 2020.

Manitoba's cash cost per pound of copper produced, net of by-product credits, for the third quarter of 2020 was negative $3.41. These costs were significantly lower compared to the second quarter of 2020, primarily as a result of higher by-product credits and lower mining costs, partially offset by lower copper production. Manitoba's sustaining cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2020 was $0.83, lower than the previous quarter due to the reasons listed above, slightly offset by increased sustaining capital expenditures.

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COVID-19 Business Update

Amidst the COVID-19 pandemic, Hudbay's business response plan continued to be executed throughout the quarter, as the company adapts to this fluid environment. The focus remained on the health and safety of Hudbay's workforce and families, and the communities in which the company operates. The evolution of the pandemic has been closely monitored in each of the regions Hudbay operates in and the company is continuously reviewing and adapting procedures based on the latest local situation. Peru currently ranks in the top fifteen countries worldwide in terms of the total number of infections. Arequipa and Cusco, where 80% of Constancia's workforce resides, continue to see a high COVID-19 case count. The province of Manitoba has seen a recent increase in COVID-19 cases, including a growing number of cases in northern Manitoba.

Hudbay's business units have developed site-specific measures intended to identify and limit COVID-19 exposure and transmission and maintain a safe environment for workers and communities. Site-specific measures include testing of incoming workers prior to their travel to site, pre-screening protocols, quarantine periods for incoming workers, workplace physical distancing protocols, and adjustment of work rotation schedules. These measures continue to evolve as the status of the pandemic changes in each of the regions in which the company operates with measures being adapted to the regional health authorities' latest restrictions and guidelines.

Hudbay believes the most important way the company can support the communities in which it operates is to manage safe operations, which provide income for local employees, businesses, and communities. While the company has had members of its workforce contract COVID-19, to date there have been no identified cases of transmission within its workplaces, or transmission between rotational employees and local communities. The company believes that its diligence in screening and testing, and workplace protocols have been effective in achieving the objective of being a safe employer and neighbour. In addition to the company's efforts to maintain safe operations, it has been supporting public health efforts and providing COVID-19 relief funding, supplies and services to neighbouring communities.

777 Operations Update

Production at the 777 mine was temporarily suspended due to an incident that occurred on October 9th during routine maintenance of the hoist rope and skip. The hoist rope detached from the skip, causing the skip to fall to the bottom of the shaft. All underground personnel were safely evacuated from the mine using the secondary ramp access.

A preliminary video inspection of the mine shaft indicates that damage is limited to the headframe and the bottom of the shaft in the skip compartment. It does not appear that the cage compartments or the ore loading area were damaged, and the structural integrity of the shaft does not appear to have been compromised by the incident. A full inspection of the shaft and skip compartment will require an in-person inspection, which is underway.

Underground mining activity has resumed at 777 with limited production from the mine's ramp access. If it is confirmed there is no further damage beyond what has been identified to date, it is expected that the 777 shaft could resume full production in December at a repair cost that is not expected to exceed $5.0 million.

While fourth quarter production and sales volumes will be impacted, the company is implementing production mitigation plans. Based on the preliminary video inspection and mitigation plans, the company continues to expect the Manitoba business unit to achieve its full year production and unit cost guidance for 2020.

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Lalor Mine and the New Britannia Mill Refurbishment Update

The New Britannia refurbishment project is ahead of schedule and on budget. Overall project progress is approximately 64% complete, which includes the completion of 99% of detailed engineering, 98% of project procurement and 45% of construction. Commissioning of the gold plant is expected in mid-2021, three months earlier than planned. Construction of the new copper flotation building continues to advance as planned and is on track to have the external structure fully enclosed before winter. Construction of the pipeline between the New Britannia and Stall mills also continues as planned.

As previously disclosed, Hudbay has identified the potential to produce gold from the New Britannia mill earlier in 2021 than originally expected. The refurbishment activities at the gold plant are ahead of schedule and commissioning of the gold plant is now expected in mid-2021, followed by ramp-up and first production in the third quarter of 2021. Copper flotation building construction activities continue to be on track for completion in August 2021, with commissioning and ramp-up expected during the second half of 2021. While the copper flotation building is being constructed, the company plans to install modular flotation cells at the gold plant to optimize copper recoveries as the company starts early processing of gold and copper-gold ores. The impact of the early gold production from the New Britannia mill continues to be evaluated and will be reflected in the company's annual production guidance update in early 2021.

Hudbay continues with the early mining of the gold zone at Lalor as part of stope sequencing in preparation for the start of the New Britannia gold mill. Once the New Britannia mill is ramped-up, average annual gold production from Lalor is expected to increase to over 150,000 ounces commencing in 2022 at cash costs and sustaining cash costs, net of by-product credits, of approximately $480 and $655 per ounce, respectively, during the first eight years of the gold plant's operation.

Pampacancha Update

The company completed the Pampacancha surface rights agreement with the local community of Chilloroya in February 2020. Since that time, the company has made significant progress on completing the Pampacancha individual land-user agreements and, as of September 30, 2020, approximately 79% of the land has been vacated and turned over to Hudbay (as compared to approximately one third as of June 30, 2020). During the first nine months of 2020, the company accrued approximately $95.9 million in growth spending in Peru relating to obligations under the local community surface rights agreement and the individual land-user agreements. As previously disclosed, the company's initial growth capital guidance for Peru of $70.0 million did not include the cost of the individual land user agreements due to the ongoing nature of the negotiations and, as indicated by accrued expenditures to date, full year growth capital spending for Peru will exceed that initial guidance once all land user agreements are concluded. As stated in Hudbay's second quarter results, the Consulta Previa consultation process has been impacted by the Peruvian government declared state of emergency, and as a result, the company expects a Pampacancha production start date of early 2021.

Constancia Regional Exploration

Constancia North Drilling

Hudbay has recently completed a follow-up drill program at Constancia North to continue to test a possible extension of copper porphyry and high-grade skarn mineralization occurring within 300 metres of the northern edge of the current Constancia pit. The drill program was a follow-up to the drill intersections announced on March 30, 2020 and continued to intersect both skarn and porphyry mineralization as shown in the table below. Most of the drill holes intersected mineralization located along a southeast-northwest trending regional fault. The location of the intersections is shown in Figure 1. The results will be evaluated and integrated into the annual mineral reserve and resource estimate update for Constancia at the end of the first quarter of 2021.

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Hole ID1	From	To	Intercept	Estimated True Thickness[2]	Cu3	Mo3	Au3,4	Ag3	Mineralization Type
	(m)	(m)	(m)	(m)	(%)	(g/t)	(g/t)	(g/t)
CO-19-306	368.0	408.6	40.6	39.3	0.52	42.4	0.79	17.9	Porphyry
CO-19-307 (top)	42.0	64.0	22.0	20.5	0.19	26.1	0.03	3.5	Porphyry
CO-19-307 (bottom)	400.0	408.0	8.0	7.3	0.60	10.8	0.08	6.9	Porphyry
CO-19-308	35.0	57.0	22.0	21.3	0.24	23.7	0.07	2.0	Porphyry
CO-19-309	70.0	92.3	22.3	21.0	0.27	9.0	0.19	9.7	Porphyry
CO-19-310	263.0	361.0	98.0	91.9	1.10	27.9	0.08	5.9	Skarn
CO-19-311	90.3	118.0	27.7	23.6	0.54	4.3	0.45	11.8	Porphyry
CO-20-313	116.5	125.0	8.5	7.6	0.63	4.5	1.04	11.5	Porphyry
CO-20-314	7.3	100.0	92.7	89.4	0.16	89.9	0.02	1.2	Porphyry
CO-20-315	19.0	87.9	68.9	67.1	0.30	99.2	0.02	3.9	Porphyry
CO-20-316 (top)	136.0	187.0	51.0	48.0	0.22	363.7	0.02	2.4	Skarn
CO-20-316 (bottom)	208.1	291.7	83.6	78.6	1.39	305.0	0.43	16.0	Skarn
CO-20-319	193.0	252.0	59.0	58.7	0.21	52.2	0.35	9.9	Skarn
CO-20-320 (top)	19.3	103.9	84.6	79.7	0.19	39.0	0.03	2.8	Skarn
CO-20-320 (bottom)	143.5	231.0	87.5	81.8	0.29	30.5	0.03	2.9	Skarn
CO-20-321 (top)	118.0	151.0	33.0	30.9	0.21	84.3	0.02	2.6	Skarn
CO-20-321 (bottom)	181.0	234.0	53.0	49.5	0.61	42.9	0.05	7.4	Skarn
CO-20-322 (top)	0.0	65.0	65.0	62.9	0.25	171.9	0.02	1.8	Porphyry
CO-20-322 (bottom)	99.0	197.0	98.0	94.1	0.31	103.9	0.03	6.1	Porphyry
CO-20-324	4.0	175.6	171.6	165.1	0.29	61.8	0.03	2.9	Porphyry
CO-20-325	0.0	15.0	15.0	14.5	0.80	38.2	0.09	4.3	Skarn
CO-20-326	0.0	16.3	16.3	15.9	0.85	24.9	0.10	4.8	Skarn
CO-07-109[5]	305.0	348.0	43.0	37.2	1.54	59.7	0.23	9.1	Skarn
CO-08-215[5] (top)	20.1	59.8	39.7	37.2	0.24	4.5	0.24	12.6	Porphyry
CO-08-215[5] (bottom)	217.3	346.0	128.7	123.3	0.82	37.0	0.05	13.6	Skarn

1 For details relating to the coordinates of each drill hole, please refer to the data table in the "Additional Drill Hole Information" section of this news release.

2 True width estimates are based on the current knowledge and interpretation of skarn mineralization geometry.

3 Specific gravity results are pending - assay results are length weighted.

4 Gold values capped at 10 g/t.

5 Historical drill results from 2007 and 2008.

Other Regional Exploration

Hudbay's patient and consistent approach to community negotiations has proven successful, demonstrating strong relationships with the neighbouring communities near Constancia and positioning the company well to gain access to other regional growth targets in Peru. After reaching an exploration agreement with the Quehuincha community in early 2019 and subsequently completing the Consulta Previa process, Hudbay has commenced site preparation work and expects to start a drill program on the Quehuincha North high-grade skarn target in November.

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Rosemont Update

The appeal of the unprecedented Rosemont court decision continues to advance. After Hudbay and the U.S. government filed their respective initial briefs in June 2020 with the U.S. Court of Appeals for the Ninth Circuit in relation to the U.S. District Court for the District of Arizona's decision in July 2019, the plaintiffs filed their briefs in September. Hudbay and the U.S. government expect to file their final briefs in November. A final decision in the appeal process is expected in late 2021.

In October 2020, Hudbay commenced a drilling program on its wholly owned private land located in a historic mining district, called Helvetia, near its Rosemont project in Arizona. The focus of the program is two-fold: to complete condemnation drilling in the areas planned for power and water lines for Rosemont, and to test the Helvetia copper district for future exploration potential. The company will provide further updates as appropriate.

Senior Unsecured Notes Refinancing

On September 23, 2020, the company completed the offering of $600.0 million aggregate principal amount of 6.125% senior notes due April 2029 (the "New Notes"). The New Notes are governed by an indenture, dated as of September 23, 2020, among the company, the subsidiaries of the company party thereto as guarantors and U.S. Bank National Association, as trustee.

The proceeds from this offering were primarily used to redeem all $400.0 million of the outstanding 7.250% Redeemed Notes, including the payment of accrued and unpaid interest, a call premium of $7.3 million, and transaction costs associated with the New Notes.

Non-IFRS Financial Performance Measures

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, and combined unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Hudbay believes adjusted net earnings (loss) and adjusted net earnings (loss) per share better reflect the company's performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. The company provides adjusted EBITDA to help users analyze its results and to provide additional information about the company's ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Combined unit cost is shown because the company believes it helps investors and management assess the cost structure and margins that are not impacted by variability in by-product commodity prices.

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In the first half of 2020, a government-imposed shutdown of non-essential businesses led to a temporary suspension of the Constancia mining operations. As such, fixed overhead production costs incurred during the suspension were directly charged to cost of sales. These costs did not contribute to production of inventory and were therefore excluded from the calculations of adjusted net earnings (loss), adjusted EBITDA and cash costs.

Effective September 30, 2020 and for all comparably disclosed periods, Hudbay has included the period's deferred revenue amortization as a by-product credit to reflect the net cost of producing and selling the period's precious metals under its streaming arrangements as it believes doing so allows management and the company's investors to better evaluate the operating performance of the underlying operations as compared to its peers. The variable consideration adjustment required under IFRS 15 related to prior periods is not included as a by-product credits in the current period and hence is disclosed as an adjustment in the non-IFRS cash cost measure reconciliation.

For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 42 of Hudbay's management's discussion and analysis for the three and nine months ended September 30, 2020 available on SEDAR at www.sedar.com.

Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2020/Q3/MDA203.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2020/Q3/FS203.pdf

Conference Call and Webcast

Date:	Wednesday, November 4, 2020

Time:	8:30 a.m. ET

Webcast:	http://services.choruscall.ca/links/hudbay20201104.html

Dial in:	1-416-915-3239 or 1-800-319-4610

Qualified Person

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The technical and scientific information in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay's Senior Vice President and Chief Operating Officer. The technical and scientific information related to the company's other material mineral projects contained in this news release has been approved by Olivier Tavchandjian, P. Geo, Hudbay's Vice-President Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance and potential revisions to such guidance, anticipated production at Hudbay's mines and processing facilities, expectations regarding the impact of the COVID-19 pandemic on the company's operations, financial condition and prospects, the ability to complete the shaft inspection activities at 777 in the anticipated timeframe, the ability to identify the extent of any damage to the 777 mine shaft, the expected timeline and costs to complete repairs at the 777 mine, the ability to continue production and use of the 777 mine′s ramp access as a temporary substitute to the shaft, the expected timeline to resume full production at 777, expectations regarding the timing of mining activities at the Pampacancha deposit and the related capital expenditures, the anticipated timing, cost and benefits of developing the Rosemont project and the outcome of litigation challenging Rosemont's permits, expectations regarding the Lalor gold strategy, including the refurbishment of the New Britannia mill and the potential to increase 2021 gold production, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and anticipated plans for advancing the mining properties surrounding Constancia and the Mason project, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•  the ability to continue to operate safely and at full capacity during the COVID-19 pandemic;

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•  the outcome of the inspections at the 777 mine, the ability and cost to remedy the damage and resume production at the 777 mine and the ability to mitigate production while the 777 shaft is not operating;

•  the ability to achieve production and unit cost guidance;

•  no significant interruptions to the company's operations or significant delays to its development projects in Manitoba and Peru due to the COVID-19 pandemic;

•  the timing of development and production activities on the Pampacancha deposit;

•  the timing of the Consulta Previa and permitting process for mining the Pampacancha deposit;

•  the timing for reaching additional agreements with individual community members and no significant unanticipated delays to the development of Pampacancha;

•  the successful completion of the New Britannia project on budget and on schedule;

•  the successful outcome of the Rosemont litigation;

•  the success of mining, processing, exploration and development activities;

•  the scheduled maintenance and availability of the processing facilities;

•  the accuracy of geological, mining and metallurgical estimates;

•  anticipated metals prices and the costs of production;

•  the supply and demand for metals the company produces;

•  the supply and availability of all forms of energy and fuels at reasonable prices;

•  no significant unanticipated operational or technical difficulties;

•  the execution of the company's business and growth strategies, including the success of its strategic investments and initiatives;

•  the availability of the revolving credit facilities and additional financing, if needed;

•  the ability to complete project targets on time and on budget and other events that may affect the company's ability to develop its projects;

•  the timing and receipt of various regulatory and governmental approvals;

•  the availability of personnel for the exploration, development and operational projects and ongoing employee relations;

•  maintaining good relations with the labour unions that represent certain of the company's employees in Manitoba and Peru;

•  maintaining good relations with the communities in which the company operates, including the neighbouring Indigenous communities;

•  no significant unanticipated challenges with stakeholders at Hudbay's various projects;

•  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of the company's unpatented mining claims;

•  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

•  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with the COVID-19 pandemic and its effect on Hudbay's operations, financial condition, projects and prospects, the possibility of a global recession arising from the COVID-19 pandemic and attempts to control it, the state of emergency and political situation in Peru and risks associated with the resumption of operations at Constancia, risks associated with the company's access to capital, including the negative impact of low metal prices on credit facility availability, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company's projects (including risks associated with the litigation affecting the Rosemont project), risks related to the U.S. district court's recent decisions to set aside the U.S. Forest Service's FROD and the Biological Opinion for Rosemont and related appeals and other legal challenges, risks related to the new Lalor mine plan, including the schedule for the refurbishment of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the schedule for mining the Pampacancha deposit (including risks associated with COVID-19, the Consulta Previa process, risks associated with reaching additional agreements with individual community members and risks associated with the rainy season in Peru and the impact of any schedule delays), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of reserves, volatile financial markets that may affect the ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in the company's most recent Annual Information Form.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company primarily producing copper concentrate (containing copper, gold and silver) and zinc metal. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company's growth strategy is focused on the exploration, development, operation and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

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For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387
candace.brule@hudbay.com

Figure 1: Location of Constancia North Drill Holes

3D view of drill hole locations north of the existing Constancia reserve pit. Several of the drill holes intersected porphyry or skarn mineralization along a SE-NW trend.

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Additional Drill Hole Information

Hole ID	From (m)			To (m)			Azimuth at Intercept	Dip at Intercept	Core Size
	Easting	Northing	Elevation	Easting	Northing	Elevation
CO-19-306	200,773	8,400,165	3,924	200,763	8,400,163	3,885	261	-76	HQ
CO-19-307 (top)	200,841	8,400,370	4,236	200,835	8,400,364	4,215	228	-69	HQ
CO-19-307 (bottom)	200,733	8,400,290	3,904	200,730	8,400,288	3,897	236	-67	HQ
CO-19-308	200,849	8,400,385	4,241	200,845	8,400,389	4,220	316	-75	HQ
CO-19-309	200,657	8,400,579	4,218	200,661	8,400,573	4,197	150	-70	HQ
CO-19-310	200,767	8,400,674	4,086	200,783	8,400,644	3,994	153	-70	HQ
CO-19-311	200,620	8,400,635	4,227	200,630	8,400,624	4,203	138	-58	HQ
CO-20-313	200,608	8,400,525	4,164	200,611	8,400,523	4,157	124	-64	HQ
CO-20-314	200,811	8,400,101	4,255	200,833	8,400,100	4,173	92	-75	HQ
CO-20-315	200,883	8,400,328	4,259	200,873	8,400,316	4,192	219	-77	HQ
CO-20-316 (top)	200,879	8,400,146	4,152	200,885	8,400,130	4,104	159	-70	HQ
CO-20-316 (bottom)	200,888	8,400,123	4,084	200,897	8,400,096	4,006	161	-70	HQ
CO-20-319	200,847	8,400,179	4,088	200,842	8,400,176	4,029	236	-85	HQ
CO-20-320 (top)	200,911	8,400,092	4,270	200,923	8,400,066	4,190	155	-70	HQ
CO-20-320 (bottom)	200,928	8,400,054	4,153	200,940	8,400,025	4,071	158	-69	HQ
CO-20-321 (top)	200,908	8,400,110	4,176	200,912	8,400,099	4,145	158	-69	HQ
CO-20-321 (bottom)	200,916	8,400,089	4,117	200,923	8,400,071	4,067	158	-69	HQ
CO-20-322 (top)	200,961	8,400,108	4,290	200,952	8,400,122	4,227	326	-75	HQ
CO-20-322 (bottom)	200,947	8,400,129	4,194	200,931	8,400,151	4,100	325	-74	HQ
CO-20-324	200,944	8,400,144	4,291	200,913	8,400,179	4,126	319	-74	HQ
CO-20-325	200,981	8,400,065	4,275	200,979	8,400,069	4,260	335	-75	HQ
CO-20-326	200,981	8,400,065	4,275	200,982	8,400,061	4,259	170	-78	HQ
CO-07-1094	200,762	8,400,618	4,055	200,777	8,400,602	4,018	135	-60	HQ
CO-08-215 (top)	200,891	8,400,237	4,260	200,877	8,400,237	4,222	271	-70	HQ
CO-08-215 (bottom)	200,827	8,400,238	4,073	200,790	8,400,237	3,950	268	-73	HQ

_________________________________________
i Adjusted net loss and adjusted net loss per share, adjusted EBITDA, net debt, unit operating costs, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.